FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            for the month of May 2003



                               FILA HOLDING S.p.A.
                               -------------------
                 (Translation of registrant's name into English)

                            Viale Cesare Battisti 26
                               13900 Biella, Italy
                    (Address of principal executive offices)



        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F x    Form 40-F



                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                   Yes    No x

                                      INDEX


1. Condensed Consolidated Balance Sheets as of March 31, 2003 (unaudited), December 31, 2002 and March 31, 2002 (unaudited);

2. Consolidated Statements of Operations for the three months ended March 31, 2003 (unaudited) and March 31, 2002 (unaudited);

3. Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2003 (unaudited) and March 31, 2002 (unaudited);

4. Condensed Consolidated Statement of Changes in Shareholders' Equity for the period from December 31, 2002 through March 31, 2003 (unaudited);

5.   Notes to the Consolidated Financial Statements;

6. Management's Discussion and Analysis of Results of Operations and Financial Condition;

7.   Press Release dated May 9, 2003.

                                            FILA HOLDING S.p.A.
                                   CONDENSED CONSOLIDATED BALANCE SHEETS
                                     As of March 31, 2003 (Unaudited),
                              December 31, 2002 and March 31, 2002 (Unaudited)


                                                             March 31,      December 31,      March 31,
                                                                2003            2002            2002
                                                           ------------     ------------    ------------
                                                                        (in thousands of Euro)
ASSETS
Current assets:

Cash and cash equivalents                                       38,271          51,472          43,843
Restricted bank deposits                                        42,985          53,656               -
Trade receivables, net of allowance for doubtful
   accounts of Euro 27,786 thousands at March 31, 2003,
   Euro 27,460 thousands at December 31, 2002 and
   Euro 28,912 thousands at March 31, 2002                     171,086         145,718         228,381
Inventories                                                    144,550         160,687         200,744
Other current assets                                            76,120          67,984          86,992
                                                             ---------       ---------       ---------
   Total current assets                                        473,012         479,517         559,960

Property, plant and equipment, net                              81,915          87,950         111,310

Goodwill, net of accumulated amortization                            -               -          15,168
Intangible assets, net of accumulated amortization              18,884          18,356          15,705
Deferred income taxes                                            5,101           5,351           7,823
Other assets                                                     8,114           8,657          11,228
                                                             ---------       ---------       ---------
Total assets                                                   587,026         599,831         721,194
                                                             =========       =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

Bank borrowings                                                165,279         164,492         217,444
Short-term debt and current portion of long-term debt           88,499          90,434          84,321
Short-term debt from related parties                            38,460          36,817         100,043
Trade payables                                                  93,192          97,277         127,792
Other current liabilities                                       88,519          85,484          99,406
                                                             ---------       ---------       ---------
   Total current liabilities                                   473,949         474,504         629,006

Termination indemnities                                          7,225           6,768           7,191
Long-term debt, less current portion                             3,293           3,360          12,370
Minority interests                                               1,796           2,403           2,009
Other non-current liabilities                                    6,451           6,369           8,000

Shareholders' equity

Share capital 96,511,312 shares authorized, issued and          96,512          96,490          79,444
    outstanding at March 31, 2003 par value Euro 1.00
Additional paid in capital                                      39,574          39,561         104,708
Accumulated deficit                                            (53,828)        (47,381)       (152,565)
Foreign currency translation adjustments                        12,054          17,757          30,180
Revaluation reserve                                                  -               -             851
                                                             ---------       ---------       ---------
    Total shareholders' equity                                  94,312         106,427          62,618
                                                             ---------       ---------       ---------

Total liabilities and shareholders' equity                     587,026         599,831         721,194
                                                             =========       =========       =========

                               FILA HOLDING S.p.A.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                   FOR THE THREE MONTHS
                                                                      ENDED MARCH 31,
                                                                 2003                  2002
                                                              ----------            ----------
                                                             (in thousands of Euro, except for
Net revenues:                                                         earnings per share)

Net direct sales                                                 198,157               249,430
Royalty income                                                     5,993                 6,376
Other revenues                                                     2,073                 2,894
                                                              ----------            ----------
                                                                 206,223               258,700

Cost of sales                                                    122,914               164,809
                                                              ----------            ----------
Gross profit                                                      83,309                93,891

Selling, general and administrative expenses                      77,073                91,701
                                                              ----------            ----------
Income from operations                                             6,236                 2,190

Other income (expense):
Interest income                                                      153                   405
Interest expense                                                  (4,361)               (6,215)
Foreign exchange losses                                           (1,467)              (18,651)
Other expense-net                                                 (4,441)               (4,993)
                                                              ----------            ----------
                                                                 (10,116)              (29,454)
                                                              ----------            ----------
Loss before income taxes                                          (3,880)              (27,264)

Income taxes                                                       2,567                 4,363
                                                              ----------            ----------
Net loss                                                          (6,447)              (31,627)
                                                              ==========            ==========
Loss per share                                                     -0.07                 -1.04

Average number of ordinary shares outstanding (1)             96,497,325            30,555,206

(1) Average number of ordinary shares outstanding in 2002 have been restated to reflect the reverse stock split in accordance with the Shareholders' meeting resolution dated September 23, 2002.

                               FILA HOLDING S.p.A.
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                                   FOR THE THREE MONTHS
                                                                      ENDED MARCH 31,
                                                                 2003                  2002
                                                              ----------            ----------
                                                                  (in thousands of Euro)
Cash Flows from Operating Activities:
Net loss                                                          (6,447)              (31,627)
Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation and amortization                                 4,295                 6,790
     Unrealized foreign currency transaction loss                  1,550                15,384
     Provision for termination indemnities                           574                   657
     Provision for doubtful accounts                               1,930                 2,735
     Changes in operating assets and liabilities
       Accounts receivable                                       (31,064)              (34,097)
       Inventories                                                 9,811                31,470
       Trade payables                                             (1,708)               (9,189)
       Other-net                                                  (5,013)                8,031
                                                                --------              --------
         Net cash used in operating activities                   (26,072)               (9,846)

Cash Flows from Investing Activities:
   Proceeds from disposals of property, plant and equipment          511                    64
   Additions to property, plant and equipment                     (1,510)               (2,451)
   Additions to intangible assets                                 (2,085)               (2,097)
                                                                --------              --------
        Net cash used in investing activities                     (3,084)               (4,484)

Cash Flows from Financing Activities:
   Restricted bank deposits                                        8,765                     -
   Proceeds from short-term debt from related parties              1,785                     -
   Net change in short-term bank borrowings                        4,438                21,022
                                                                --------              --------
        Net cash provided by financing activities                 14,988                21,022

Effect of exchange rates on cash and cash equivalents                967                   454
                                                                --------              --------
Net increase (decrease) in cash and cash equivalents             (13,201)                7,146
Cash and cash equivalents at beginning of year                    51,472                36,697
                                                                --------              --------
Cash and cash equivalents at end of the period                    38,271                43,843
                                                                ========              ========


                               FILA HOLDING S.p.A.
       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                      FOR THE PERIOD FROM DECEMBER 31, 2002
                       THROUGH MARCH 31, 2003 (UNAUDITED)

                                                                     Retained earnings
                                                                               Reserve for       Foreign
                                                   Additional        Other     purchase of      currency
                                        Share        paid in     accumulated    treasury       translation
                                       Capital       Capital       deficit        stock        adjustments     Total
                                                                   (in thousands of Euro)

BALANCE AT DECEMBER 31, 2002            96,490        39,561       (47,533)          152         17,757       106,427

Change in reserve of treasury stock                                     37           (37)                           0
Issuance of 21,704 ordinary shares          22            13                                                       35
Translation adjustments                                                                          (5,703)       (5,703)
Net loss for the period                                             (6,447)                                    (6,447)
                                        ------        ------        ------          -----        ------        ------
BALANCE AT MARCH 31, 2003               96,512        39,574       (53,943)          115         12,054        94,312
                                        ======        ======        ======          =====        ======        ======

5.   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The accompanying condensed consolidated financial statements as of March 31, 2003 and March 31, 2002 have been prepared by Fila Holding S.p.A. ("Fila") and are unaudited. However, in the opinion of management, all adjustments necessary for a fair presentation of Fila's financial position at those dates, and its results of operations and cash flows for those periods, have been made. These financial statements should be read in conjunction with Fila's audited consolidated financial statements for the year ended December 31, 2002 and the notes thereto.

Fila's results of operations for the three months ended March 31, 2003 are not necessarily indicative of its operating results for the full year.

Fila's condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Italy ("Italian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Fila's consolidated financial statements for the year ended December 31, 2002 include a discussion of the principal differences between Italian GAAP and U.S. GAAP.


6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

Total Net Revenues. For the first quarter of 2003, Fila's total net revenues (consisting of net direct sales of products, royalty income and other revenues) were (euro) 206.2 million, down 20% by (euro) 258.7 million in the corresponding period of 2002. In particular, net direct sales were down by 21% to (euro) 198.2 million, royalty income decreased by 6% to (euro) 6.0 million, and other revenues were (euro) 2.1 million.

Converted into U.S. dollars, at the average exchange rate of (euro) 1.00= U.S.$
1.073 for the quarter ended March 31st 2003 and (euro) 1.00= U.S.$ 0.876 for the corresponding 2002 period, Fila's first quarter 2003 net direct sales were U.S.$
221.3 million compared with U.S.$ 226.6 million in the same period of the previous year.

In the first quarter of 2003, net direct sales of apparel decreased by 15% to
(euro) 114.5 million compared with the same 2002 period and footwear decreased by 27% to (euro) 83.6 million. Sales in Europe decreased by 27% to (euro) 66.3 million, with apparel and footwear down by 3% and by 31% respectively. U.S. sales (in Euro) decreased by 11% compared with the same period of 2002, with apparel sales down by 3% to (euro) 41.0 million and footwear sales decreasing by 20% to (euro) 34.8 million; sales in the Rest of the World decreased by 23%.

In the first quarter of 2003, gross profit was (euro) 83.3 million compared with
(euro) 93.9 million in the corresponding 2002 period and representing 40.4% of total net revenues compared to 36.3% in the first quarter of 2002. The higher profit margin is primarily due to the combined effects of previously implemented efficiency actions, the closure/discontinuation of some less-profitable subsidiaries, reductions in inventory and consequently in sales of obsolete products and a more selective distribution.

SG&A expenses for the quarter totaled (euro) 77.1 million (representing 37.4% of net revenues), down by 16% versus (euro) 91.7 million (or 35.4% of net revenues) in the previous year; part of this improvement ( (euro) 9 million) is the result of exchange rate effects.

As a consequence of the above mentioned factors, income from operations in the quarter was (euro) 6.2 million compared with an operating profit of (euro) 2.2 million in the first quarter of 2002.

Other expenses for the quarter were (euro) 10.1 million compared with (euro)
29.5 million for the corresponding quarter of last year. In 2002 (euro) 18 million of other expenses were attributable to foreign exchange differences recorded in Argentina.

Loss before income taxes in the first quarter of 2003 was (euro) 3.9 million compared with (euro)27.3 million in the same quarter of 2002.

Income taxes were (euro) 2.6 million compared with (euro) 4.4 million in the corresponding quarter of 2002, mainly thanks to a reduction in Korean taxes.

Net loss for the quarter was (euro) 6.4 million compared with (euro) 31.6 million in the first quarter of 2002.


LIQUIDITY AND CAPITAL RESOURCES

Working capital. Net working capital as of March 31st, 2003 was (euro) 210.0 million compared with (euro) 288.9 million as of March 31st, 2002 (a 27% decrease). Inventory as of March 31st, 2003 was (euro) 144.6 million, compared with (euro) 160.7 million as of December 31st, 2002 and with (euro) 200.7 million as of March 31st, 2002. Trade receivables as of March 31st, 2002 were
(euro) 171.1 million compared with (euro) 145.7 million as of December 31st, 2002 and (euro) 228.4 million as of March 31st, 2002.


Capital expenditures for the quarter were (euro) 3.6 million mainly related to investments in the B2B project and SAP implementation.

Net financial indebtedness as of March 31st, 2003 was (euro) 214.2 million compared with (euro) 370.3 million as of March 31st, 2002 and (euro) 189.9 as of December 31st, 2002.

                               Letterhead of Fila


For More Information, Contact:

Fila Holding S.p.A.                             Citigate Dewe Rogerson
Investor Relations Office:
Elena Carrera  +39 015 3506 246                 Lucia Domville  +1 212 840 0008



   FILA* ANNOUNCES FIRST QUARTER 2003 RESULTS AND CONFIRMS THE POSITIVE TREND
                       STARTED IN THE THIRD QUARTER 2002


(Biella, Italy, May 9th, 2003) - Fila Holding S.p.A. (NYSE: FLH) today reported its unaudited results for the first quarter ended March 31, 2003.


Key highlights for the quarter were the following:
o Gross profit as a percentage of total net revenues was 40.4% compared to 36.3% in first quarter 2002.
o Income from operations was (euro)6.2 million compared to (euro)2.2 million in the first quarter of 2002.
o    Net result is a loss of (euro)6.4 million improving from a net loss of
     (euro)31.6 million for the same quarter of 2002.
o Worldwide revenues were (euro)206.2 million, down compared to (euro)258.7 million in the same quarter of 2002 due to the discontinuation of some subsidiaries and to an exchange rate effect of approximately (euro) 20 million (mainly caused by depreciation of U.S. dollars versus Euro).
o    Major achievements in working capital management.


Backlog of customer orders**
Total backlog as of March 31st, 2003, scheduled for delivery from April through September 2003, was down by 26% in Euro compared to the corresponding period of 2002, while on a constant exchange rate basis it would have decreased by 16%, with apparel and footwear reducing at the same pace.

U.S. backlog decreased by 12% in U.S. dollars (with apparel and footwear down by 12% and 13% respectively), reversing the positive trend of recent quarters.

Outside the U.S. and excluding the markets where Fila sells its products on a delivery basis (including Korea), backlog decreased by 22% (in Euro).


Total Revenues and net direct sales
Worldwide revenues for the first quarter were (euro)206.2 million, down 20% from
(euro)258.7 million in the corresponding period of 2002; if expressed in terms of constant exchange rate and continuing operations (i.e. excluding those subsidiaries discontinued at the end of 2002) the reduction would have been 10%.

Net direct sales in the first quarter of 2003 totaled (euro)198.2 million compared to (euro)249.4 million in the corresponding period of 2002. Apparel sales were (euro)114.5 million and footwear sales were (euro)83.6 million, down by 15% and 27% respectively compared with the first quarter of 2002.
Sales in the U.S. were (euro)75.8 million in the quarter, decreasing by 11% from
(euro)85.4 million despite a 20% increase of Fila Brand apparel that only partially offset reductions in both footwear (-20%) and Enyce (-16%). In Europe sales decreased by 27% to (euro)66.3 million, with all countries, except Spain, showing performances in line with the negative market trends. Sales in the Rest of the World decreased by 23%.

Royalty income in the quarter was(euro)6.0 million compared with(euro)6.4 million in the first quarter of 2002.

Net Loss per ADS
In U.S. dollars, first quarter net loss was U.S. $6.9 million compared with a net loss of U.S. $27.7 million in the first quarter of 2002.

On a per ADS/per ordinary share basis, net loss was U.S. $0.07 per ADS/share in the first quarter of 2003 compared with U.S. $0.91 per ADS/share in the same period of 2002. The shares outstanding for the three months ended March 31, 2003 and 2002 were 96,497,325 and 30,555,206 respectively.

The Euro appreciated by 22% against the U.S. dollar on a quarterly average basis; the average exchange rate was (euro) 1= U.S.$ 1.073 in the first quarter of 2003 and (euro) 1= U.S.$ 0.876 in the corresponding quarter of 2002.

Income statement review
Gross profit for the quarter was (euro)83.3 million, representing 40.4% of total net revenues, compared to (euro)93.9 million (36.3% of total net revenues) in the first quarter of 2002. The higher profit margin is primarily due to the combined effects of previously implemented efficiency actions, the closure/discontinuation of some less-profitable subsidiaries, reductions in inventory and consequently in sales of obsolete products and a more selective distribution.

SG&A expenses for the quarter totaled (euro)77.1 million (representing 37.4% of net revenues), down by 16% versus (euro)91.7 million (or 35.4% of net revenues) in the previous year; part of this improvement ( (euro)9 million) is the result of exchange rate effects.

According to Marco Isaia, Fila's CEO: "The positive results Fila continues to report despite the critical economic scenario confirm the validity of the long-term strategy adopted by management, improving the sales mix despite the volume reduction, with a strong focus on more highly profitable brands and products and on constant supervision of all activities with a view to healthy corporate management. This confirms our conviction that the company has all the right fundamentals to react swiftly and effectively to unfavorable economic conditions and to pursue its mission to reinforce and reposition the brand internationally".

As a consequence of the above mentioned factors, income from operations in the quarter was (euro)6.2 million compared with (euro)2.2 million in the first quarter of 2002.

Other expenses for the quarter were (euro)10.1 million compared with (euro)29.5 million for the corresponding quarter of last year. In 2002, (euro)18 million of other expenses were attributable to foreign exchange differences recorded in Argentina.

Loss before income taxes in the first quarter of 2003 was (euro)3.9 million compared with (euro)27.3 million in the same quarter of 2002.

Income taxes were (euro)2.6 million compared with (euro)4.4 million in the corresponding quarter of 2002, mainly thanks to a reduction in Korean taxes.

Net loss for the quarter was (euro)6.4 million compared with (euro)31.6 million in the first quarter of 2002.

Balance sheet review
Net working capital as of March 31st, 2003 was (euro)210.0 million compared with
(euro)288.9 million as of March 31st, 2002 (a 27% decrease). Inventory as of March 31st, 2003 was (euro)144.6 million, compared with (euro)160.7 million as of December 31st, 2002 and with (euro)200.7 million as of March 31st, 2002. Trade receivables as of March 31st, 2003 were (euro)171.1 million compared with
(euro)228.4 million on that date in the prior year.
Net financial indebtedness as of March 31st, 2003 was (euro)214.2 million compared with (euro)370.3 million as of March 31st, 2002 and (euro)189.9 as of December 31st, 2002.

Marco Isaia added: "The improvement in the income situation is accompanied by an equally significant improvement on the equity and financial front, further confirming that all business variables are firmly under control and are being exploited to their best advantage in the process of returning the company to stable profitability and positive cash flow."

Fila Holding S.p.A., headquartered in Biella (Italy), is a leading designer and marketer of athletic and casual footwear and of activewear, casualwear and sportswear. Fila has created strong brand recognition by marketing products with a high design and style content and by securing professional athletic endorsements.

*  Any reference to Fila is to Fila Holding S.p.A. and its subsidiaries.
** Backlog of customer orders is not necessarily indicative of total revenues for the respective periods, as the mix of future and "at once" orders may vary significantly from quarter to quarter and certain customer orders are cancelable.

This press release includes forward-looking statements, including statements concerning Fila's current expectations about its financial results for future periods. Due to various risks and uncertainties, including those discussed in the reports filed from time to time by Fila with the Securities and Exchange Commission, actual events and results could differ materially from those described in this press release. Fila will not update any forward-looking statements in this press release to reflect future events or developments.

FILA GROUP'S NET DIRECT SALES   (Euro)

                                                 FIRST QUARTER
                                                ended March 31
                                                  (unaudited)

             ------------------------------------------------------------
             Euro million               2003          2002
             ------------               ----          ----

             UNITED STATES
             Apparel                    41.0          42.1           -3%
             Footwear                   34.8          43.3          -20%
                                       -----         -----
             Total                      75.8          85.4          -11%

             EUROPE
             Apparel                    33.6          44.3           -3%
             Footwear                   32.7          47.1          -31%
                                       -----         -----
             Total                      66.3          91.3          -27%

             REST OF WORLD
             Apparel                    40.0          48.6          -18%
             Footwear                   16.2          24.1          -33%
                                       -----         -----
             Total                      56.1          72.7          -23%

             TOTAL FILA GROUP
             Apparel                   114.5         135.0          -15%
             Footwear                   83.6         114.4          -27%
                                       -----         -----
             Total                     198.2         249.4          -21%
             ------------------------------------------------------------

Figures may not add due to rounding.

BALANCE SHEET SUMMARY

--------------------------------------------------------------------------------

Euro million                                 March 31, 2003       March 31, 2002
------------                                 --------------       --------------
                                               (unaudited)          (unaudited)
Trade receivables                                 171.1                228.4
Inventories                                       144.6                200.7
Other current assets                               76.1                 87.0
Accounts payable                                 (181.7)              (227.2)
Working Capital (*)                               210.0                288.9
Net fixed and non current assets
                                                  114.0                161.2
                                                  -----                -----
TOTAL NET ASSETS                                  324.0                450.2

Net Financial Position (**)                       214.2                370.3
Provision and Other Liabilities                    15.5                 17.2
Shareholders' Equity                               94.3                 62.6
                                                  -----                -----
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                              324.0                450.2

--------------------------------------------------------------------------------
*   Excluding cash and short term loans.
**  Short term and long term financial indebtedness less cash.
Figures may not add due to rounding.

KEY FIGURES IN U.S. DOLLARS
for the first quarter ended March 31, 2003.

We publish our financial statements in Euro. For convenience, however, certain key results are presented herein as translated into U.S. dollars at the average exchange rates in effect for the respective periods. Converting Fila's consolidated results from Euro into U.S. dollars at the average exchange rate for each period, rather than at the period-end rate, is consistent with Fila's practice of converting the income statements of its foreign subsidiaries into Euro at the respective average exchange rates during the applicable period.

--------------------------------------------------------------------------------
                                                      FIRST QUARTER
                                                     ended March 31
                                                       (unaudited)
                                            2003                         2002
                                            ----                         ----

Net Revenues  (U.S.$/million)              221.3                        226.6
Net Loss (U.S.$/million)                   (6.9)                        (27.7)

Net Loss per ADS (*)                       (0.07)                       (0.91)
(U.S.$/ADS)

Number of ADSs outstanding:              96,497,325                   30,555,206

Average exchange rate                      1.073                        0.876
(U.S. dollars per Euro)

--------------------------------------------------------------------------------
* Losses per ADS were calculated by dividing Net Loss by the number of ADSs outstanding during the period (each ADS representing 1 ordinary share).

                               FILA HOLDING S.p.A.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                   FOR THE THREE MONTHS
                                                                      ENDED MARCH 31,
                                                                 2003                  2002
                                                              ----------            ----------
                                                             (in thousands of Euro, except for
Net revenues:                                                         earnings per share)
Net direct sales                                                 198,157               249,430
Royalty income                                                     5,993                 6,376
Other revenues                                                     2,073                 2,894
                                                              ----------            ----------
                                                                 206,223               258,700

Cost of sales                                                    122,914               164,809
                                                              ----------            ----------
Gross profit                                                      83,309                93,891

Selling, general and administrative expenses                      77,073                91,701
                                                              ----------            ----------
Income from operations                                             6,236                 2,190

Other income (expense):
Interest income                                                      153                   405
Interest expense                                                  (4,361)               (6,215)
Foreign exchange losses                                           (1,467)              (18,651)
Other expense-net                                                 (4,441)               (4,993)
                                                              ----------            ----------
                                                                 (10,116)              (29,454)
                                                              ----------            ----------
Loss before income taxes                                          (3,880)              (27,264)

Income taxes                                                       2,567                 4,363
                                                              ----------            ----------
Net loss                                                          (6,447)              (31,627)
                                                              ==========            ==========
Loss per share                                                     -0.07                 -1.04

Average number of ordinary shares outstanding (1)             96,497,325            30,555,206

(1) Average number of ordinary shares outstanding in 2002 have been restated to reflect the reverse stock split in accordance with the Shareholders' meeting resolution dated September 23, 2002.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  May 09, 2003





FILA HOLDING S.p.A.


By:

/s/ Marco Isaia
---------------
Managing Director